425 under the Securities Act of 1933 and deemed filed
          pursuant to Rule 14a-12 under the Securities Exchange Act of
                                      1934
                           Subject Company: AT&T Corp.
                          Commission File No. 001-01105

                              On May 21, 2002, AT&T
                                 distributed the
                             following information:



                                   AT&T TODAY

                              TUESDAY, MAY 21, 2002

                             *** SPECIAL EDITION ***


 Online Access to the AT&T Annual Report/Proxy Statement and Electronic Voting
                           for Employee Shareholders

The 2002 AT&T Annual Meeting of Shareholders will be held at 9:30 a.m. Eastern time on Wednesday, July 10, at the Charleston Area Convention Center Complex, 5001 Coliseum Drive, N. Charleston, S.C. For your convenience, AT&T is providing employee shareholders with an opportunity to electronically access, view and download the AT&T Annual Report and Proxy Statement. (Employee shareholders are those who own AT&T securities directly or through one of the AT&T employee plans, e.g., AT&T Savings Plans or the AT&T Employee Stock Purchase Plan.)

Online Access To Proxy Materials

AT&T employee shareholders who have a current AT&T e-mail address will receive an e-mail message within the next few days regarding online access to the annual report and proxy statement via the AT&T Investor Relations Web site at
http://www.att.com/ir. Because these documents will be accessible online, employee shareholders who have a current AT&T e-mail address will not receive paper copies of the annual report and proxy statement, unless specifically requested. However, these employee shareholders will receive the following proxy materials in the mail: a paper proxy card, an electronic access confirmation notice that also includes travel directions to the annual meeting, an information brochure and a prepaid return envelope. (Employee shareholders who prefer to receive paper copies of the annual report and proxy statement should contact our transfer agent, EquiServe, no later than 15 days before the annual meeting date by calling 1-800-348-8288.) Employee shareholders who do not have a valid AT&T e-mail address will receive the annual report, proxy statement, proxy card, information brochure and a prepaid envelope in the mail.

Remember To Vote Your Shares

Employee shareholders are reminded to vote their shares before the annual meeting. Of the various management proposals being presented this year, four are key. The AT&T Board of Directors is recommending a vote "FOR" these proposals:

1.       The Merger Agreement
2.       The AT&T Comcast Charter
         Proposals #1 and #2 must be approved for the AT&T Comcast merger to move forward
3.       The Reverse Stock Split
4.       The Consumer Services Tracking Stock


Electronic Proxy Voting By Telephone or Internet

Employee shareholders are encouraged to electronically vote their shares by telephone (1-800-273-1174) or the Internet (http://att.proxyvoting.com/). With these two electronic voting options, employees will be able to vote their shares in the same manner as if they signed, dated and returned the paper proxy card by mail. To vote your shares, you will need to enter your individual nine-digit control number located above your name and address in the lower-left section of the proxy card.



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AT&T TODAY is published by AT&T Public Relations. A proprietary  publication for
AT&T employees, it is not intended for use by external audiences. AT&T TODAY also is available at InfoCenter@AT&T, http://infocenter.att.com/, which carries additional news and information. AT&T Broadband employees can get more news and information at http://pipeline.broadband.att.com.